October 16, 2009

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	América Móvil, S.A.B. de C.V Form 20-F for Fiscal Year Ended December 31, 2008 Filed June 30, 2009 File Nos. 000-32245 and 001-16269

Dear Mr. Spirgel:

By letter dated September 30, 2009, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on América Móvil, S.A.B. de C.V.’s annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”), which was filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2009. In response to your comments and on behalf of América Móvil, S.A.B. de C.V. and its consolidated subsidiaries (collectively, “América Móvil”), we hereby submit the responses below.

For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. As a result of our responses set forth in this letter, including undertakings concerning future filings of América Móvil on Form 20-F, we believe it will not be necessary to amend the 2008 Form 20-F.

Item 19. Exhibits

1.            We note your response to comment two in our letter dated August 28, 2009. Please amend your Form 20-F to comply with our previous comment. In addition, we note the second paragraph of your response and are unable to agree. Please revise to remove any potential implication that the information in the agreements does not constitute public disclosure under the federal securities laws, including your statement that the representations and warranties contained in the agreements may not describe your actual state of affairs at the date hereof.

We agree to delete from future annual reports on Form 20-F the disclaimer paragraph that appears as the first paragraph under Item 19 in the 2008 Form 20-F. We further agree that in future filings under the Exchange Act we will not (1) include a general disclaimer with respect to statements contained in agreements filed as exhibits to such filings, or (2) use language that implies that information in the agreements so filed does not constitute public disclosure under the federal securities laws, and particularly language to the effect that statements in such agreements (a) may have been qualified by disclosures to other parties or (b) may not describe our actual state of affairs on the date of filing under the Exchange Act.

*       **

América Móvil acknowledges that (1) América Móvil is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) América Móvil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact me at (011) 5255-2581-4250 or Nicolas Grabar at (212) 225-2414.

AMÉRICA MÓVIL, S.A.B. DE C.V.

  /s/Alejandro Cantú Jiménez

By: Alejandro Cantú Jiménez

Title: General Counsel

cc:	Ajay Koduri
Securities and Exchange Commission
cc:	Carlos José García Moreno Elizondo
América Móvil, S.A.B. de C.V.
Nicolas Grabar Francisco Cestero Glorimari Vargas Robert Manzanares
Cleary Gottlieb Steen & Hamilton LLP

2